 Exhibit 99.1

GENFIT: Third Quarter 2021 Financial Information

-	Cash and cash equivalents: €91.5 million as of September 30, 2021

Lille, France; Cambridge, MA; November 8, 2021 - GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to improving the lives of patients with metabolic and chronic liver diseases, today announced its cash position as of September 30, 2021 and revenues for the first nine months of 20211.

Cash Position

As of September 30, 2021, the Company’s cash and cash equivalents amounted to €91.5 million compared with €199.3 million a year earlier.

As of June 30, 2021, cash and cash equivalents totaled €104.4 million.

As a reminder, GENFIT announced on September 29, 2021 that given its cash position as of June 30, 2021 and the payments made to that date, the cost saving plan initiated in the second half of 2020 should allow the Company to reduce its net cash burn to €120 million for both 2021 and 2022 (excluding €47.5 million partial buyback of the OCEANES completed in January 2021).

Revenues2

Revenues for the first nine months of 2021 amounted to €20 thousand compared to €350 thousand for the same period in 2020.

Revenues for the first nine months of 2020 resulted mainly from non-recurring services provided and revenues under the licensing and collaboration agreements signed with Labcorp and Terns Pharmaceuticals.

_____________________________

1 Unaudited financial information under IFRS

2 Revenue recognized under IFRS 15

GENFIT| 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	1

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients with severe chronic liver diseases. GENFIT is a pioneer in the field of nuclear receptor-based drug discovery, with a rich history and strong scientific heritage spanning more than two decades.

Today, GENFIT has a robust and diversified pipeline, using different compounds and technologies evaluated at different development stages and in different liver diseases.

Leveraging its internal assets and in-house expertise, GENFIT’s R&D is focused on cholestatic diseases and Acute on Chronic Liver Failure (ACLF): two therapeutic areas with significant unmet medical needs. Currently, the ELATIVE™ Phase 3 clinical trial evaluating elafibranor (elafibranor is an investigational compound that has not been reviewed and has not received approval by any regulatory authority) in patients with Primary Biliary Cholangitis (PBC) is being conducted following a successful Phase 2 clinical trial. Patient enrolment is anticipated to be completed in the first quarter of 2022 and topline data is expected to be announced between the end of the first quarter and the end of the second quarter 2023. A Phase 2 clinical development program is also underway with elafibranor in Primary Sclerosing Cholangitis (PSC), and a Phase 1 clinical program with nitazoxanide in ACLF has been initiated.

As part of GENFIT’s comprehensive approach to clinical management of patients with liver diseases, the Company is also developing NIS4®, a new non-invasive blood-based diagnostic technology, which could enable easier identification of patients with at-risk NASH. Since May 2021, Labcorp® has commercialized NASHnext®, powered by NIS4®, for use in the clinic. GENFIT also continues to explore opportunities to obtain formal marketing authorization of an in vitro diagnostic (IVD) test.

GENFIT has facilities in Lille and Paris, France, and Cambridge, MA, USA. GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). www.genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	2

GENFIT FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements with respect to GENFIT, including those within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our expected cash consumption through 2022. The use of certain words, including “consider”, “contemplate”, “think”, “aim”, “expect”, “understand”, “should”, “aspire”, “estimate”, “believe”, “wish”, “may”, “could”, “allow”, “seek”, “encourage” or “have confidence” or (as the case may be) the negative forms of such terms or any other variant of such terms or other terms similar to them in meaning is intended to identify forward-looking statements. Although the Company believes its projections are based on reasonable expectations and assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including in relation to safety, biomarkers, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities of its drug and diagnostic candidates, impact of the ongoing COVID-19 pandemic, exchange rate fluctuations and the Company’s continued ability to raise capital to fund its development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the French Autorité des Marchés Financiers (“AMF”), including those listed in Chapter 2 “Main Risks and Uncertainties” of the Company’s 2020 Universal Registration Document filed with the AMF on 23 April 2021 under n° D.21-0350, which is available on the Company’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org), and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”) including the Company’s 2020 Annual Report on Form 20-F filed with the SEC on April 23, 2021 and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACT

GENFIT | Investors

Tel: +1 (617) 714 5252 | investors@genfit.com

PRESS RELATIONS | Media

Stephanie Boyer – Press relations | Tel: +333 2016 4000 | stephanie.boyer@genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	3